SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Inergy, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Steven M. Dougherty

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,103,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,103,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,103,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,103,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,103,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,103,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,103,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,103,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,103,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,103,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,103,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,103,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,103,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,103,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,103,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%^
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,155,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,155,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,155,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON OO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,155,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,155,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,155,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON PN

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,155,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,155,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,155,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON CO

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,155,113 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,155,113 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,155,113 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IN

*	Does not include 4,387,889 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

Item 1. Security and Issuer

The titles of the classes of equity securities to which this Schedule 13D relates are common units representing limited partner interests (“Common Units”) of Inergy, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.

Item 2. Identity and Background

(a) This Schedule 13D is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (ix) William E. Macaulay, a United States citizen (collectively, with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”).

Crestwood Holdings is the sole member of Gas Services Holdings and owns Inergy Holdings, L.P., the sole member of Inergy GP, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Issuer. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

(b) The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is One Lafayette Place, Greenwich, CT 06830.

(c) FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II, Crestwood Holdings and Gas Services Holdings were formed to make investments in energy-related midstream assets, and to undertake activities related thereto. Mr. Macaulay is Chairman and Chief Executive Officer of First Reserve Partners Limited, an affiliate of each of FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization of each of the Reporting Persons is set forth on the cover pages of this Schedule 13D and is incorporated by reference.

Item 3. Sources and Amount of Funds or Other Consideration

On May 5, 2013, Crestwood Holdings, Gas Services Holdings, the Issuer and the General Partner entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which, on June 19, 2013, Gas Services Holdings contributed to NRGY all the limited liability company interests of Crestwood Gas Services GP LLC, a Delaware limited liability company (“CMLP GP”), the general partner of Crestwood Midstream Partners LP, a Delaware limited partnership (“Crestwood”), in exchange for 35,103,113 Common Units and 4,387,880 Subordinated Units (“Subordinated Units”), which are convertible into Common Units on a one-for-one basis upon termination of the subordination period set forth in the Issuer Partnership Agreement (the “GP Contribution”).

A copy of the Contribution Agreement is incorporated herein by reference as Exhibit A hereto and the description of the Contribution Agreement contained herein is qualified in its entirety by reference to Exhibit A.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Units and Subordinated Units covered by this Schedule 13D for investment and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Units or Subordinated Units, dispose of some or all of their Common Units or Subordinated Units or continue to hold Common Units and Subordinated Units (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with management, the Board of Directors of the General Partner, unitholders of the Issuer and other relevant parties or take other actions through their representatives on the Board of Directors of the General Partner or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in this Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

The following describes plans or proposals that the Reporting Persons may have with respect to certain matters:

Amendment to the Issuer’s Limited Partnership Agreement

In connection with the completion of the GP Contribution, the limited partnership agreement of the Issuer (the “Issuer Partnership Agreement”) has been amended and restated to define the rights of the Subordinated Units. In particular, until (i) the amount of adjusted operating surplus generated during one consecutive, non-overlapping four-quarter period equals or exceeds the sum of the minimum aggregate distribution of $0.52 paid on all outstanding Common Units and Subordinated Units during such period (based on a weighted average of such units outstanding during the period), (ii) the distribution of available cash from operating surplus on each Common Unit and Subordinated Unit outstanding during such entire period equaled or exceeded a minimum aggregate distribution of $0.52, and (iii) there are no cumulative arrearages on Common Units, the Subordinated Units shall be entitled to distributions of available cash for a particular quarter only after each Common Unit has received a minimum quarterly distribution of $0.13 plus any cumulative arrearages for such quarter (the “Subordination Period”). When the Subordination Period ends, all Subordinated Units will convert into Inergy Common Units on a one-for-one basis.

A copy of the Issuer Partnership Agreement is incorporated herein by reference as Exhibit B hereto and the description of the Issuer Partnership Agreement and the Subordinated Units contained herein is qualified in its entirety by reference to Exhibit B.

Restrictions on Voting for Removal of the General Partner and Transfer Restriction

Pursuant to the terms of the Contribution Agreement, in the event of any unitholder action to remove the general partner of NRGY pursuant to the Issuer Partnership Agreement, to the extent that the number of Common Units owned by Crestwood Holdings, Gas Services Holdings and their affiliates (the “Subject Units”) exceeds 20% of the then outstanding Common Units (the “Excess Common Units”), Crestwood Holdings, Gas Services Holdings and their affiliates have agreed that, at any meeting of the unitholders of the Issuer they shall vote any Excess Common Units in the same proportion as all unitholders of the Issuer. In addition, until June 19, 2014, Crestwood Holdings, Gas Services Holdings and their affiliates may not transfer their Common Units to any person, unless such person has agreed to be bound by the foregoing voting restrictions unless the number of Common Units to be transferred is less than 20% of the then outstanding Common Units. The foregoing restrictions have no further force and effect when the Subject Units constitute less than 20% of the outstanding Common Units.

The General Partner Purchase

On May 5, 2013, Crestwood Holdings, Crestwood Gas Holdings (together with Crestwood Holdings, the “Buyers”), NRGP Limited Partner, LLC (“NRGP”) and Inergy Holdings GP, LLC (“IHGP” and, together with NRGP, the “Sellers”), entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, (i) IHGP sold to Crestwood Holdings a 99% limited partnership interest and 100% general partner interest in Inergy Holdings L.P. (“Inergy Holdings”), the sole member of the General Partner, (ii) NRGP sold to Crestwood Gas Holdings a 1% limited partnership interest in Inergy Holdings and (iii) the Buyers paid to the Sellers a total of $80 million in cash, payable 99% to IHGP and 1% to NRGP (the “General Partner Purchase”).

The General Partner Purchase was completed immediately prior to the GP Contribution and, as a result, Crestwood Holdings indirectly controls the General Partner. Crestwood Holdings has the ability to appoint the members of the board of directors of the General Partner. As of the closing of the General Partner Purchase, the majority of the board of directors of the General Partner are affiliates of the Reporting Persons.

Standstill Agreement

In connection with the closing of the General Partner Purchase, John J. Sherman (“Mr. Sherman”) and Crestwood Holdings entered into a Standstill Agreement pursuant to which Mr. Sherman has agreed not to, during the five-year period following the closing of the General Partner Purchase, (i) call (or participate in a group calling) a meeting of the limited partners of the Issuer for the purpose of removing (or approving the removal of) the General Partner as managing general partner of the Issuer and/or electing a successor managing general partner of the Issuer; (ii) “solicit” any “proxies” (as such terms are used in the rules of the Securities Exchange Commission) or votes for or in support of (a) the removal of the General Partner as managing general partner of the Issuer or (b) the election of any successor managing general partner of the Issuer, or take any action the effect or purpose of which would be to induce limited partners of the Issuer to vote or provide proxies that may be voted in favor of any action contemplated by either of the foregoing sub clauses (a) or (b); (iii) seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Act) with respect to the voting of any limited partner interests of the Issuer in connection with the removal (or approving the removal) of the General Partner as managing general partner of the Issuer and/or the election of a successor managing general partner of the Issuer; (iv) issue, induce or assist in the publication of any press release, media report or other publication in connection with the potential or proposed removal of the General Partner as managing general partner of the Issuer (including with respect to Inergy Midstream, L.P., a Delaware limited partnership (“NRGM”)) and/or the election of a successor managing general partner of the Issuer; (v) instigate or encourage any third party to do any of the foregoing; or (vi) If the General Partner is removed as managing general partner of the Issuer, participate in any way in the management, ownership and/or control of the successor managing general partner or the successor managing general partner’s operation of the Issuer; provided, however, the foregoing shall not apply if Mr. Sherman has strictly complied with each of his obligations set forth in the foregoing clauses (i) through (iv).

A copy of the Standstill Agreement is incorporated herein by reference as Exhibit C hereto and the description of the Standstill Agreement contained herein is qualified in its entirety by reference to Exhibit C.

Registration Rights Agreement

In connection with the closing of the General Partner Purchase, the Issuer entered into a Registration Rights Agreement in favor of the Buyers with respect to Common Units held by the Buyers and their affiliates (including any Common Units issued upon conversion of Subordinated Units).

A copy of the Registration Rights Agreement is incorporated herein by reference as Exhibit D hereto and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit D.

Merger Agreement

On May 5, 2013, Crestwood, CMLP GP, Crestwood Holdings, the Issuer, NRGM, NRGM GP, LLC, a Delaware limited liability company (“NRGM GP”) and Intrepid Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of NRGM (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Crestwood, the separate existence of Merger Sub will cease and Crestwood will survive and continue to exist as a Delaware limited partnership (the “Merger”).

The Merger is subject to the closing of the General Partner Purchase, the GP Contribution and other customary closing conditions, including, among other things, (i) approval by the affirmative vote of the holders of a majority of the common units and Class D units of Crestwood, voting as a single class, (ii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by NRGM of the common units of NRGM to be issued as consideration in the Merger and (iii) approval for listing such common units of NRGM on the New York Stock Exchange.

A copy of the Merger Agreement is incorporated herein by reference as Exhibit E hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit E.

The Follow-On Contribution

On May 5, 2013, Crestwood Holdings, Gas Services Holdings, the Issuer and the General Partner entered into a Follow-On Contribution Agreement (the “Follow-On Contribution Agreement”). The Follow-On Contribution Agreement permits Crestwood Holdings to contribute to the Issuer 7,137,841 of the NRGM common units that Crestwood Holdings receives in the Merger in exchange for 14,318,396 Common Units. The right of Crestwood Holdings to make such contribution is conditioned on the closing of the GP Contribution and the Merger. If the GP Contribution is consummated and the Merger Agreement is terminated, Crestwood Holdings will instead have the right to contribute to the Issuer 6,670,651 common units of Crestwood in exchange for a total of 14,318,396 Common Units.

A copy of the Follow-On Contribution Agreement is incorporated herein by reference as Exhibit F hereto and the description of the Follow-On Contribution Agreement contained herein is qualified in its entirety by reference to Exhibit F.

Pledge of Common Units and Subordinated Units

In connection with the closing of the General Partner Purchase, Crestwood Holdings, as Borrower, the lenders party thereto and Bank of America, N.A., as Administrative Agent and Collateral Agent, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., RBC Capital Markets, Suntrust Bank, and Wells Fargo Securities, LLC, as Joint Bookrunners, Citibank, N.A. as Syndication Agent, and Barclays, J.P. Morgan Securities LLC, Morgan Stanley Senior Funding, Inc., RBC Capital Markets, Suntrust Bank, and Wells Fargo Securities, LLC, as Co-Documentation Agents entered into a Credit Agreement (the “Credit Agreement”), dated as of June 19, 2013, pursuant to which Gas Services Holdings has granted to the collateral agent under the Credit Agreement for the benefit of the lenders thereto a security interest in all of the Common Units and Subordinated Units held by Gas Services Holdings. Under the terms of the Credit Agreement, Gas Services Holdings and Crestwood Holdings are also required to grant a security interest in any additional equity interests in the Issuer acquired by them in the future, including any Common Units acquired by Gas Services Holdings pursuant to the Follow-On Contribution Agreement or upon the conversion of any Subordinated Units.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b). The following disclosure is based on 166,858,077 Common Units outstanding as of June 19, 2013. See Schedule 1 for the information applicable to the Listed Persons.

Gas Services Holdings holds 35,103,113 Common Units, representing approximately 21.0% of the outstanding Common Units. Gas Services Holdings also holds 4,387,889 Subordinated Units, which represent all of the outstanding Subordinated Units as of the date of this Schedule 13D. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.

FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”) beneficially owns an additional 52,000 Common Units owned directly by KA First Reserve, LLC, a Delaware limited liability company (“KA First Reserve”). FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc. is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holdings, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings. When FR Midstream Holdings’ indirect beneficial ownership of Common Units through KA First Reserve are combined with other indirect ownership of Common Units through Gas Services Holdings, such ownership interests represent approximately 21.0% of the outstanding Common Units.

Each of the Reporting Persons (as defined in the Schedule 13D) may be deemed to beneficially own the Common Units and Subordinated Units reported herein. The filing of this Schedule 13D shall not be construed as an admission that any person listed in this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c) Other than the transactions described in this Schedule 13D no other transactions with respect to the Common Units and Subordinated Units were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 2, Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Contribution Agreement, dated as of May 5, 2013, by and among, Crestwood Holdings, Gas Services Holdings, the Issuer and the General Partner (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-34664))

Exhibit B	Fourth Amended and Restated Agreement of Limited Partnership of Inergy, L.P., dated as of June 19, 2013 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on June 19, 2013 (file number 001-33631))

Exhibit C	Standstill Agreement, dated as of June 19, 2013, by and among, John J. Sherman and Crestwood Holdings (filed herewith).

Exhibit D	Registration Rights Agreement, dated as of June 19, 2013, by and among, the Issuer, John J. Sherman, Crestwood Holdings and Gas Services Holdings (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Commission on June 19, 2013 (file number 001-33631).

Exhibit E	Agreement and Plan of Merger, dated as of May 5, 2013, by and among NRGM, NRGM GP, Merger Sub, the Issuer, Crestwood Holdings, Crestwood and CMLP GP (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-33631))

Exhibit F	Follow-On Contribution Agreement, dated as of May 5, 2013, among Crestwood Holdings and Gas Services Holdings, the Issuer and the General Partner (Incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed with the Commission on May 9, 2013 (file number 001-34664))

Exhibit G	Joint Filing Agreement (filed herewith).

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: June 19, 2013

Crestwood Gas Services Holdings LLC

	By:	/s/ Kelly J. Jameson
		Name:	Kelly J. Jameson
		Title:	Senior Vice President

Crestwood Holdings LLC

	By:	/s/ Kelly J. Jameson
		Name:	Kelly J. Jameson
		Title:	Senior Vice President

Crestwood Holdings II LLC

	By:	/s/ Kelly J. Jameson
		Name:	Kelly J. Jameson
		Title:	Senior Vice President

Crestwood Holdings Partners, LLC

	By:	/s/ Kelly J. Jameson
		Name:	Kelly J. Jameson
		Title:	Senior Vice President

FR XI CMP Holdings LLC

	By:	First Reserve GP XI, L.P., its managing member

	By:	First Reserve GP XI, Inc., its general partner

	By:	/s/ Michael France
		Name:	Michael France
		Title:	Managing Director

FR Midstream Holdings LLC

	By:	First Reserve GP XI, L.P., its managing member

	By:	First Reserve GP XI, Inc., its general partner

	By:	/s/ Michael France
		Name:	Michael France
		Title:	Managing Director

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

First Reserve GP XI, Inc.

By:	/s/ Michael France
	Name:	Michael France
	Title:	Managing Director

/s/ Anne E. Gold as attorney-in-fact for William E. Macaulay
William E. Macaulay

SCHEDULE I

Officers of Crestwood Gas Services Holdings LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Chief Executive Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Joel D. Moxley

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Operating Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

J. “Heath” Deneke

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Commercial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Kelly J. Jameson

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, General Counsel and Secretary of Crestwood Holdings Partners, LLC

Citizenship: USA

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, Chief Accounting Officer and Interim Chief Financial Officer of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Robert T. Halpin III

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President, Finance of Crestwood Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Mark G. Stockard

Address: c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President, Investor Relations and Treasurer and Assistant Secretary of Crestwood

Holdings Partners, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

Joel D. Moxley

(see above)

J. “Heath” Deneke

(see above)

Kelly J. Jameson

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Mark G. Stockard

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

Joel D. Moxley

(see above)

J. “Heath” Deneke

(see above)

Kelly J. Jameson

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Mark G. Stockard

(see above)

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

Joel D. Moxley

(see above)

J. “Heath” Deneke

(see above)

Kelly J. Jameson

(see above)

Steven M. Dougherty

(see above)

Robert T. Halpin III

(see above)

Mark G. Stockard

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

Address: c/o First Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. France

Address: c/o First Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Robert G. Phillips

(see above)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Chief Executive Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Anne E. Gold

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

Timothy H. Day

(see above)

Cathleen M. Ellsworth

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. France

(see above)

Francesco Giuliani

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Italy

Amount Beneficially Owned: 0

Neil J. Hartley

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

John A. Hill

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Will Honeybourne

Address: c/o First Reserve, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: c/o First Reserve, 7th Floor, 25 Victoria St., London, SW1H OEX, United Kingdom

Principal Occupation: President and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

John Mogford

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

David A. Posner

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey K. Quake

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Claudio Santiago

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Spain

Amount Beneficially Owned: 0

Alan G. Schwartz

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alexander D. Williams

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: United Kingdom

Amount Beneficially Owned: 0

Neil A. Wizel

Address: c/o First Reserve, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)